APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Coquette
Income Statement - unaudited
For the periods ended 12.31.2019

	Current Period
	1.1.2019 to 12.31.2019
REVENUES	
Sales	$ -
Other Revenue	-
TOTAL REVENUES	-
COST OF GOODS SOLD	
Cost of Sales	-
Supplies	-
Other Direct Costs	-
TOTAL COST OF GOODS SOLD	-
GROSS PROFIT (LOSS)	-
OPERATING EXPENSES	
Advertising and Promotion	-
Bank Service Charges	-
Business Licenses and Permits	-
Computer and Internet	-
Depreciation	-
Dues and Subscriptions	-
Insurance	-
Meals and Entertainment	-
Miscellaneous Expense	-
Office Supplies	-
Payroll Processing	-
Professional Services - Legal, Accounting	-
Occupancy	-
Rental Payments	-
Salaries	-
Payroll Taxes and Benefits	-
Travel	-
Utilities	-
Website Development	-
TOTAL OPERATING EXPENSES	-

OPERATING PROFIT (LOSS) -

INTEREST (INCOME), EXPENSE & TAXES

Interest (Income) -

Interest Expense -

Income Tax Expense -

TOTAL INTEREST (INCOME), EXPENSE & TAXES -

NET INCOME (LOSS) $ -

Coquette
Balance Sheet - unaudited
For the period ended 12/31/19

	Current Period
	31-DEC-19
ASSETS	
Current Assets:	
Cash	
Petty Cash	-
Accounts Receivables	-
Inventory	
Prepaid Expenses	-
Employee Advances	-
Temporary Investments	-
Total Current Assets	-
Fixed Assets:	
Land	-
Buildings	-
Furniture and Equipment	
Computer Equipment	
Vehicles	-
Less: Accumulated Depreciation	-
Total Fixed Assets	-
Other Assets:	
Trademarks	-
Patents	-
Security Deposits	
Other Assets	-
Total Other Assets	-
TOTAL ASSETS	$ -
LIABILITIES	
Current Liabilities:	
Accounts Payable	$ -
Business Credit Cards	
Sales Tax Payable	-

Payroll Liabilities	-
Other Liabilities	-
Current Portion of Long-Term Debt	-
Total Current Liabilities	-
Long-Term Liabilities:	
Notes Payable	
Mortgage Payable	-
Less: Current portion of Long-term debt	-
Total Long-Term Liabilities	-
	-
EQUITY	
Loan equity	
Capital Stock/Partner's Equity	
Opening Retained Earnings	-
Dividends Paid/Owner's Draw	-
Net Income (Loss)	-
Total Equity	-
	-
TOTAL LIABILITIES & EQUITY	
	$ -
Balance Sheet Check	
	-

Coquette
Statement of Cash Flow - unaudited
For the period ended 12.31.2019

	Current Period
	1.1.2019 to 12.31.2019
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	-
Adjustments to Reconcile Net Income	
to Net Cash Flows From Operating Activities:	
Depreciation	-
Decrease (Increase) in Operating Assets:	
Trade Accounts Receivable	-
Inventory	-
Prepaid Income Taxes	-
Increase (Decrease) in Operating Liabilities:	
Accounts Payable	-
Credit Cards Payable	-
Total Adjustments	-
Net Cash Flows From Operating Activities	-
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of Property and Equipment	-
Net Cash Flows From Investing Activities	-
CASH FLOWS FROM FINANCING ACTIVITIES:	
Repayment of Debt	-
Member's Withdrawals	-
Net Cash Flows From Financing Activities	-
NET INCREASE (DECREASE) IN CASH	-
CASH - BEGINNING	-
CASH - ENDING	-

Coquette
Income Statement - unaudited
For the periods ended 4.30.2021

	Current Period	Prior Period
	1.1.2021 to 4.30.2021	8.1.2020 to 12.31.2020
REVENUES		
Sales	$ 22,000.00	$ 3,500.00
Other Revenue	-	-
TOTAL REVENUES	**22,000.00**	**3,500.00**
COST OF GOODS SOLD		
Cost of Sales	3,000.00	450.00
Supplies	6,000.00	1,200.00
Other Direct Costs	-	-
TOTAL COST OF GOODS SOLD	9,000.00	1,650.00
GROSS PROFIT (LOSS)	13,000.00	1,850.00
OPERATING EXPENSES		
Advertising and Promotion	-	-
Bank Service Charges	-	-
Business Licenses and Permits	150.00	100.00
Computer and Internet	-	-
Depreciation	-	-
Dues and Subscriptions	-	-
Insurance	100.00	100.00
Meals and Entertainment	-	-
Miscellaneous Expense	-	-
Office Supplies	-	250.00
Payroll Processing	75.00	-
Professional Services - Legal, Accounting	-	-
Occupancy	-	-
Rental Payments	7,500.00	750.00
Salaries	-	-
Payroll Taxes and Benefits	300.00	-
Travel	-	-
Utilities	-	-
Website Development	-	-
TOTAL OPERATING EXPENSES	8,125.00	1,200.00

OPERATING PROFIT (LOSS)	4,875.00	650.00
INTEREST (INCOME), EXPENSE & TAXES		
Interest (Income)	-	-
Interest Expense	-	-
Income Tax Expense	-	-
TOTAL INTEREST (INCOME), EXPENSE & TAXES	-	-
NET INCOME (LOSS)	$ 4,875.00	$ 650.00

Coquette
Balance Sheet - unaudited
For the period ended 12/31/20

	Current Period
	31-DEC-20
ASSETS	
Current Assets:	
Cash	
Petty Cash	-
Accounts Receivables	-
Inventory	
Prepaid Expenses	-
Employee Advances	-
Temporary Investments	-
Total Current Assets	-
Fixed Assets:	
Land	-
Buildings	-
Furniture and Equipment	
Computer Equipment	
Vehicles	-
Less: Accumulated Depreciation	-
Total Fixed Assets	-
Other Assets:	
Trademarks	-
Patents	-
Security Deposits	
Other Assets	-
Total Other Assets	-
TOTAL ASSETS	$ -
LIABILITIES	
Current Liabilities:	
Accounts Payable	$ -
Business Credit Cards	
Sales Tax Payable	-

Payroll Liabilities	-
Other Liabilities	-
Current Portion of Long-Term Debt	-
Total Current Liabilities	-
Long-Term Liabilities:	
Notes Payable	
Mortgage Payable	-
Less: Current portion of Long-term debt	-
Total Long-Term Liabilities	-
	-
EQUITY	
Loan equity	
Capital Stock/Partner's Equity	
Opening Retained Earnings	-
Dividends Paid/Owner's Draw	-
Net Income (Loss)	-
Total Equity	-
	-
TOTAL LIABILITIES & EQUITY	
	$ -
Balance Sheet Check	
	-

Coquette
Statement of Cash Flow - unaudited
For the period ended 4.30.2021

	Current Period	Prior Period
	1.1.2021 to 3.31.2021	**9.1.2020 to 12.31.2020**
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	4,875	650
Adjustments to Reconcile Net Income		
to Net Cash Flows From Operating Activities:		
Depreciation	-	-
Decrease (Increase) in Operating Assets:		
Trade Accounts Receivable	-	-
Inventory	-	-
Prepaid Income Taxes	-	-
Increase (Decrease) in Operating Liabilities:		
Accounts Payable	-	-
Credit Cards Payable	-	-
Total Adjustments	-	-
Net Cash Flows From Operating Activities	4,875	650
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of Property and Equipment	6,000	-
Net Cash Flows From Investing Activities	6,000	-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Repayment of Debt	-	-
Member's Withdrawals	-	-
Net Cash Flows From Financing Activities	-	-
NET INCREASE (DECREASE) IN CASH	10,875	650
CASH - BEGINNING	650	-
CASH - ENDING	11,525	650

I, Caitlin Olsen, certify that:

1. The financial statements of Coquette LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Coquette LLC included in this Form reflects accurately the information reported on the tax return for Coquette LLC for the fiscal year ended 2019 (most recently available as of the Date of this Form C).

Signature _Caitlin Olsen_____

Name: Caitlin Olsen_____

Title: Owner_____